Exhibit 99.1

PRESS RELEASE

Acasti Pharma Inc welcomes Professor Jacques Genest to its Scientific Advisory Board
A leading authority in lipid management and coronary artery disease

Laval, Québec, CANADA – July 8, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and Acasti Pharma Inc. (“Acasti”) are pleased to announce the expansion of Acasti’s Scientific Advisory Board (SAB) by welcoming Pr. Jacques Genest MD, CM; FRCP(C); FACC; FAHA, to join Pr. Steven Nissen (Cleveland Clinic), Pr. Ruth McPherson, MD, PhD, Pr. William Harris (Sandford Research/USD), Pr. Thomas G. Hartman (Rutgers University Center) and Dr. Magdy M. Abdel-Malik (Quaestio Global Partners).

Dr. Jacques Genest is a Professor of Medicine and Head of Cardiology at McGill University Health Centre. His research focuses on the metabolic and genetic basis of premature coronary artery disease and the role of high density lipoproteins (“HDL”) in atherosclerosis. His team has contributed to the identification of several genes involved in the metabolism of HDL, including the ABCA1 gene as the molecular cause of Tangier disease. His research is supported by a number of prestigious grants from agencies including the Canadian Institutes of Health Research (“CIHR”), the Heart and Stroke Foundation of Canada, the National Institutes of Health (“NIH”) in the United States and the March of Dimes. He has been involved in designing and running several large clinical trials (HOPE-2, homocysteine; the JUPITER trial), sits on several pharmaceutical companies’ advisory boards and is a reviewer for many scientific journals and granting agencies. For the past 15 years, he has participated in the elaboration of Canadian Cardiovascular Society / Canadian guidelines for the diagnosis and treatment of dyslipidemia and prevention of cardiovascular disease.

"Acasti continues to demonstrate its commitment to excellence by welcoming Dr. Jacques Genest, one of the most distinguished cardiologists in Canada” said Dr. Farhad Amiri, Senior Associate-Director, Preclinical Studies, R&D of Acasti. “We are privileged to have the opportunity to work with Dr. Genest and benefit from his guidance through our path to clinical efficacy studies” he added.

“It is an extremely important achievement for Acasti to have someone of the caliber of Dr. Genest join our SAB adding another valuable asset to the team. Dr. Genest decided to join us after discussing Acasti’s lead drug candidate’s structure, safety and efficacy. While getting ready to embark into Acasti’s initial clinical evaluation of the drug candidate (CaPre™), we feel privileged to benefit from Dr. Genest’s valuable knowledge in lipid management relative to high density lipoproteins (HDL) and coronary artery disease” said Dr. Tina Sampalis, President of Acasti Pharma Inc. “Dr. Genest is a world renowned expert in unraveling the pathophysiology of dyslipidemia and translating this knowledge in the clinical realm” she added.

Dr. Genest is strongly committed to promoting healthy lifestyles for the prevention of chronic diseases, including atherosclerosis. The role of nutrition in promoting and maintaining health cannot be over-emphasized.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact :	Acasti Contact :
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, Vice-President, Finance & Administration	Tina Sampalis, President
450-687-2262	450-686-4555 (x403)
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.